April 19, 2013

Katherine Hsu, Esq.
Office Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington D.C.  20549

Re:           SLC Student Loan Trust 2010-1
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 30, 2012
File No. 333-164557-01

Dear Ms. Hsu:

On April 9, 2013, SLC Student Loan Receivables I Inc. (the “Company”) provided an initial response to your letter dated March 14, 2013.  In that initial response, the Company responded to Comment 2 and most of Comment 1, but requested more time to file a subsequent response with you for a portion of Comment 1.  This letter is the Company’s subsequent response with respect to Comment 1.

Regulation AB servicing criterion 1122(d)(4)(v) (the “Criterion”) requires an assessment that “[t]he servicer’s records regarding the pool assets agree with the servicer’s records with respect to an obligor’s unpaid principal balance.”  In the 2011 calendar year, two servicers were each partly responsible for maintaining records regarding the pool assets and the obligors’ unpaid principal balances for SLC Student Loan Trust 2010-1 (the “Trust”).

The Student Loan Corporation (“SLC”) was solely responsible for maintaining such records from January 1, 2011 through April 30, 2011.  However, SLC has informed the Company that SLC’s records regarding the pool assets and the obligors’ unpaid principal balances were one and the same set of records throughout that period, and that, as a consequence, compliance with the Criterion is not applicable.  On this basis, SLC stated in its assessment of compliance for the 2011 calendar year that the Criterion was inapplicable to it, and SLC has informed the Company of its belief that its filed assessment was, and continues to be, correct and complete.

Sallie Mae, Inc. (“SLM”) provided an assessment of compliance covering the Criterion from October 8, 2011 through December 31, 2011. SLM has informed the Company that, after further review of its related records, SLM has determined that its assessment of compliance should instead have covered the Criterion for the period from May 1, 2011 through December 31, 2011. SLM also determined that its coverage of servicing criterion 1122(d)(1)(iv) (together with the Criterion, the “Criteria”) should be similarly expanded. Accordingly, the Company plans to file, on or before May 3, 2013, an amended annual report on Form 10-K/A updating (i) the assessment of compliance by SLM with the Criteria and (ii) the related report of an independent registered public accounting firm, in each case for the purpose of covering such additional period for the Criteria. Attached hereto please find an updated table identifying the period of time during the 2011 calendar year that each party participating in the servicing function on behalf of the Trust was assigned responsibility for each of the servicing criteria set forth in Item 1122(d) of Regulation AB.

___________________________________________

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K filing; and

•	the Company may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our outside counsel, Matthew P. Joseph at Bingham McCutchen LLP (telephone number (212) 705-7333), with any additional comments or questions you may have regarding the filing.

Sincerely,

/s/ Calvin C. Balliet

Calvin C. Balliet
Chairman of the Board
SLC Student Loan Receivables I, Inc.
(senior officer in charge of securitization of the depositor)

cc:           LuLu Cheng, Special Counsel
United States Securities and Exchange Commission

Attachment

Regulation AB Item 1122 Criteria	33.1 The Student Loan Corporation Assessment	33.2 Citibank, N.A. Assessment 1	33.3 Citibank, N.A. Assessment 2	33.4 Sallie Mae, Inc. Assessment*
1122(d)(1)(i)	1/1 to 10/7	1/1 to 7/31	N/A	10/8 to 12/31
1122(d)(1)(ii)	1/1 to 10/7	1/1 to 7/31	N/A	10/8 to 12/31
1122(d)(1)(iii)	N/A	N/A	N/A	N/A
1122(d)(1)(iv)	N/A	1/1 to 7/31	N/A	5/1 to 12/31
1122(d)(2)(i)	1/1 to 10/7	N/A	N/A	10/8 to 12/31
1122(d)(2)(ii)	N/A	N/A	1/1 to 12/31	N/A
1122(d)(2)(iii)	1/1 to 10/7	N/A	N/A	N/A
1122(d)(2)(iv)	1/1 to 4/30	N/A	1/1 to 12/31	5/1 to 12/31
1122(d)(2)(v)	1/1 to 4/30	N/A	1/1 to 12/31	5/1 to 12/31
1122(d)(2)(vi)	N/A	N/A	N/A	NA
1122(d)(2)(vii)	1/1 to 4/30	N/A	N/A	5/1 to 12/31
1122(d)(3)(i)	1/1 to 4/30	N/A	N/A	5/1 to 12/31
1122(d)(3)(ii)	1/1 to 4/30	N/A	1/1 to 12/31	5/1 to 12/31
1122(d)(3)(iii)	1/1 to 4/30	N/A	1/1 to 12/31	N/A
1122(d)(3)(iv)	1/1 to 4/30	N/A	1/1 to 12/31	5/1 to 12/31
1122(d)(4)(i)	1/1 to 10/7	1/1 to 7/31	N/A	10/8 to 12/31
1122(d)(4)(ii)	N/A	1/1 to 10/8	N/A	10/8 to 12/31
1122(d)(4)(iii)	1/1 to 10/7	1/1 to 10/8	N/A	10/8 to 12/31
1122(d)(4)(iv)	1/1 to 10/7	1/1 to 10/8	N/A	10/8 to 12/31
1122(d)(4)(v)	N/A	N/A	N/A	5/1 to 12/31
1122(d)(4)(vi)	N/A	1/1 to 10/8	N/A	10/8 to 12/31
1122(d)(4)(vii)	N/A	1/1 to 10/8	N/A	10/8 to 12/31
1122(d)(4)(viii)	N/A	1/1 to 10/8	N/A	10/8 to 12/31
1122(d)(4)(ix)	N/A	1/1 to 10/8	N/A	10/8 to 12/31
1122(d)(4)(x)	N/A	N/A	N/A	N/A
1122(d)(4)(xi)	N/A	N/A	N/A	N/A
1122(d)(4)(xii)	N/A	N/A	N/A	N/A
1122(d)(4)(xiii)	N/A	N/A	N/A	N/A
1122(d)(4)(xiv)	N/A	1/1 to 10/8	N/A	10/8 to 12/31
1122(d)(4)(xv)	1/1 to 10/7	1/1 to 10/8	N/A	10/8 to 12/31
* To be filed as an exhibit to an amended annual report on Form 10-K/A for the Trust.